# ELECTRONIC TRANSACTION CLEARING, INC.
# (SEC I.D. NO. 8-67790)

## STATEMENT OF
## FINANCIAL CONDITION
## TOGETHER WITH REPORT OF INDEPENDENT
## REGISTERED PUBLIC ACCOUNTING FIRM
## DECEMBER 31, 2020

Filed pursuant to Rule 17A-5(e)(3) under the Securities
Exchange Act of 1934 as a public document.

\*\*\*\*\*\*\*

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: October 31, 2023<br>Estimated average burden<br>Hours per response…12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67790 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Electronic Transaction Clearing, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**660 South Figueroa Street, Suite 1450**

(No. and Street)

| **Los Angeles** | **CA** | **90017** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**William Brennan** **(214)765-1258**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

**Citrin Cooperman & Company, LLP**

(Name – *if individual, state, last, first, middle name*)

| **529 Fifth Avenue** | **New York** | **NY** | **10017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

CONFIDENTIAL DOCUMENT

# OATH OR AFFIRMATION

I, William Brennan, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of **Electronic Transaction Clearing, Inc.**, as of **December 31, 2020,** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DocuSigned by:

*William Brennan*

E90D32162D2142A...

Signature

Chief Executive Officer

Title

The Company is making this filing without a notarization based upon the updated Division of Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns (6/18/2020) and difficulties arising from COVID-19.

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of changes in financial condition.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Computation of net capital.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and Audited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- ☐ (n) A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit.
  ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL DOCUMENT



CITRINCOOPERMAN®
Accountants and Advisors

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Electronic Transaction Clearing, Inc.

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Electronic Transaction Clearing, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Electronic Transaction Clearing, Inc. as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

*Change in Accounting Principle*

As discussed in Note 2 to the financial statement, Electronic Transaction Clearing, Inc. has changed its method of accounting for credit losses in 2020 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 326, *Financial Instruments - Credit Losses.*

## Basis for Opinion

This financial statement is the responsibility of Electronic Transaction Clearing, Inc.'s management. Our responsibility is to express an opinion on Electronic Transaction Clearing, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Electronic Transaction Clearing, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit presents a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Electronic Transaction Clearing, Inc.'s auditor since 2018.
New York, New York
February 26, 2021

## Electronic Transaction Clearing, Inc.
## Statement of Financial Condition
## December 31, 2020

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 15,396,004 |
| Cash segregated under federal and other regulations | | 152,012,460 |
| Securities borrowed | | 148,021,691 |
| Receivable from brokers, dealers and clearing organizations | | 17,577,968 |
| Receivable from customers | | 19,899,623 |
| Securities borrowed rebate receivables | | 1,043,731 |
| Right of use assets | | 1,373,364 |
| Other assets; net of allowance for credit losses, $40,000 | | 5,763,587 |
| **Total Assets** | $ | 361,088,428 |

**Liabilities and Stockholder's Equity**

**Liabilities**

| | | |
|---|---|---:|
| Payable to customers | $ | 171,161,239 |
| Securities loaned | | 101,842,600 |
| Payable to brokers, dealers and clearing organizations | | 30,679,217 |
| Securities loaned rebate payables | | 719,191 |
| Accounts payable and accrued liabilities | | 8,104,814 |
| Lease liabilities | | 1,615,309 |
| **Total Liabilities** | | 314,122,370 |

Contingencies

**Stockholder's Equity**

| | | |
|---|---|---:|
| Common stock, $0.001 par value, 5,000,000 shares authorized, 4,917,735 shares issued and outstanding | | 4,918 |
| Additional paid-in-capital | | 61,604,299 |
| Accumulated deficit | | (14,643,159) |
| **Total Stockholder's Equity** | | 46,966,058 |
| **Total Liabilities and Stockholder's Equity** | $ | 361,088,428 |

The accompanying notes are an integral part of this financial statement.

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Electronic Transaction Clearing, Inc. (the "Company" or "ETC") was incorporated on November 9, 2007, in the state of Delaware.  The Company is a wholly owned subsidiary of Apex Clearing Holdings, LLC ("ACH"). The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") as well as various exchanges and self-regulatory organizations.  The Company is also a member of the National Securities Clearing Corporation ("NSCC") and is a participant in the Depository Trust Company ("DTC") and the Options Clearing Corporation ("OCC"). The Company provides clearing and related services to customers and correspondent broker-dealers.

On January 7, 2020, pursuant to a Certificate of Ownership and Merger, ETC Global Holdings, Inc. ("ETCGH") was merged into the Company.  Related to this merger, the Company received a $1,560,000 capital contribution from ACH in the form of a 2-year prepaid software license agreement ("SLA") dated January 1, 2020 with its affiliate, ETC Processing Technologies, LLC ("ETCPT").  ETCPT is a wholly owned subsidiary of ACH.  The SLA is set to renew annually beginning December 31, 2021.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation and Use of Estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), as established by the Financial Accounting Standards Board ("FASB"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the accompanying notes to the financial statement at December 31, 2020. Actual results could differ materially from such estimates. Management believes the estimates utilized in preparing the Statement of Financial Condition are reasonable. The Company's functional base currency is the U.S. Dollar, and no transactions are conducted in other currencies.

### Cash
The Company has all cash on deposit with major money center banks. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

The Company has significant balances and or activity with two banks that are deemed systemically important financial institutions under the Dodd Frank Act and one bank that is not. None of these banks have a history of defaults, nor have they had a previous issue with customer deposits and all balances are held in banks that are FDIC insured. In addition, on a regular basis the Company reviews its banks' public regulatory submissions to review creditworthiness and liquidity stress test results. Based on the above factors, it has been determined to not make any allowance for credit losses ("ACL") under Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments – Credit Losses, for any cash deposits, including those segregated under Federal and other regulations.

### Cash Segregated Under Federal and Other Regulations
The Company, as a regulated broker-dealer, is subject to the customer protection rule, and is required by its primary regulators, the SEC and FINRA, to segregate cash, subject to withdrawal restrictions, to

satisfy rules regarding the protection of client assets under the Securities Exchange Act of 1934 Rule 15c3-3 ("Rule 15c3-3").

### Short-Term Borrowings

The Company obtains short-term financing by borrowing from major money center banks on an overnight basis. These borrowings can be attained on an unsecured and secured basis. The principal associated with these borrowings would be recorded as Short-term borrowings in the accompanying Statement of Financial Condition. The Company can also borrow under loan agreements with Apex Clearing Corporation ("ACC") and ACH on an overnight unsecured basis, which would be included in Accounts payable and accrued liabilities in the accompanying Statement of Financial Condition.

### Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received, respectively, with all related securities, collateral and cash held at and moving through DTC as appropriate for each counterparty. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. Securities loaned transactions require the receipt of collateral by the Company in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and securities loaned daily, with additional collateral obtained or returned as necessary. Securities borrowed rebate income and securities loaned rebate expense are accrued and reported respectively as securities borrowed rebate receivables and securities loaned rebate payables in the accompanying Statement of Financial Condition.

The Company applies a practical expedient to ASC 326 regarding its securities borrowed and loaned balances and their underlying collateral. Inherent in this activity, the Company and its counterparties to securities borrowed and loaned transactions, mark to market the collateral, securing these transactions on a daily basis through DTC. The counterparty continually replenishes the collateral securing the asset in accordance with standard industry practice. Based on the above factors, the Company has determined an ACL under ASC 326 for securities borrowed and loaned transactions is not needed at December 31, 2020.

### Securities Received from Customers

Customer securities are not reflected in the accompanying Statement of Financial Condition as the Company does not own such securities and they may only be sold or rehypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

### Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables include amounts due from clearing organizations relating to open transactions, non-customer receivables, unsettled securities activities, deposits with clearing organizations and Omnibus related deposits and related balances due from other broker dealers. Payables include amounts payable to clearing organizations relating to open transactions, non-customer payables and amounts

related to unsettled securities activities. These balances are reported net by counterparty when the right of offset exists.

The Company conducts business with other brokers and various clearing organizations, specifically DTC, NSCC, and OCC. Receivables from brokers refers to brokers' proprietary and omnibus activity along with correspondent brokers' clients' activity. Risks and the assessment of ASC 326 for correspondent brokers are addressed in Customer receivables.

Receivables from clearing organizations include amounts due from DTC, NSCC, and OCC. Each has specific industry standard daily reconciliations of their securities activity, net settlements, and a daily update of margin and clearing fund requirements for NSCC and OCC. DTC's clearing fund requirement is updated monthly. There is no prior loss history with these clearing organizations. Risk of loss from clearing organizations is expected to be immaterial over the life of these receivables. Based on the above factors, the Company has determined an ACL under ASC 326 for receivables from clearing organizations is not needed at December 31, 2020.

Amounts receivable from customer and broker-dealer omnibus accounts represent amounts on deposit with a custodian with whom the Company has an omnibus relationship. Amounts payable to customer and broker-dealer omnibus accounts include amounts due regarding transactions with which the Company has an omnibus clearing agreement. These amounts are included in the accompanying Statement of Financial Condition respectively as Receivable from and Payable to brokers, dealers and clearing organizations.

Receivable from customer and broker-dealer omnibus accounts have the risk of default of the carrying broker and that of the Company's client losses exceeding the client's account balances. The carrying broker provides for these net balances in its weekly SEC rule 15c3-3 PAB reserve. In the event of the carrying broker's default, the SIPC liquidator would allocate the reserved funds to the Company. Further, at December 31, 2020, the only omnibus balances held at a broker is an accommodation for chilled securities and is immaterial to the operations of the Company. There have been no losses in the previous three years. Based on the above factors, it has been determined that any ACL under ASC 326 for Receivables from customer and broker-dealer omnibus accounts would be immaterial and therefore, no ACL is recorded at December 31, 2020.

**Securities Failed to Deliver and Securities Failed to Receive**
Securities failed to deliver and securities failed to receive represent sales and purchases of securities by the Company, respectively, either for its account or for accounts of its customers or other brokers and dealers, which were not delivered or received on settlement date. Such transactions are initially measured at their contracted value. These amounts are included in the accompanying Statement of Financial Condition as Receivable from and Payable to brokers, dealers and clearing organizations. Securities failed to deliver fall under the scope of ASC 326 and are subject to losses due to counterparty risk as well as market risk through buy-ins. The Company is a participant in Continuous Net Settlement ("CNS"), the process used by NSCC that guarantees and nets street-wide activity, confirms all activity

and end of day positions, and marks positions to market daily. The Company also participates in Obligation Warehouse, which reprices and attempts to settle certain outstanding fails through the automated CNS process.

The risk of loss for CNS fails is very low as they are marked to market daily and are guaranteed by NSCC. Non-CNS fails are collateralized by securities. ETC's use of Obligation Warehouse reduces overall non-CNS fails coupled with continuous monitoring has resulted in minimal losses over the past three years. Based on the above factors, the Company has determined an ACL under ASC 326 for securities failed to deliver is not needed at December 31, 2020.

Broker fails arising outside of CNS and Obligation Warehouse occur infrequently and are immaterial, and therefore, no ACL is recorded under ASC 326 at December 31, 2020.

**Customer Receivables and Payables**
Customer receivables and payables represent amounts due from and to customers, primarily related to margin transactions and cash deposits, which are reported net by customer as Receivable from and Payable to customers in the accompanying Statement of Financial Condition, respectively.

Generally, receivables from customers are created through secured margin lending by the Company and or through market activity that can create a cash shortage. This shortage is secured by positions that, when liquidated, reduce or eliminate the Company's receivable from the customer. This category also includes interest and all other fees that are directly charged to the customer's account that become a component of the Company's customer receivable. The risk of loss is the failure of the customer to repay its debt, in which case, the Company has the right to pursue the customer's correspondent broker by either reducing commissions paid to the correspondent broker or by charging the correspondent broker's security deposit. The correspondent's security deposit would be required to be replenished in accordance with the terms of the agreement.

Customers and correspondents each enter into margin agreements setting rules of conduct between the customer, correspondent, and the Company. The Company monitors customer receivables and implements loss mitigation policies that include securing customer receivables with marketable positions, reviewing daily reports indicating customer unsecured receivables and securing customer debits by charging their correspondents after a customer's unsecured receivable is over 30 days old. Additionally, to ensure all costs associated with the departure of a customer are received by the Company, customers are required to leave a portion of their accounts with the Company to absorb any final costs that had not yet been charged to the customer. Any residual account value is returned to customer after all costs are charged to their account.

There have been no losses on customer receivables during the last three years. The primary loss associated with a customer receivable will be incurred by the correspondent broker. The correspondent's security deposits serve to secure any customer receivable losses. Based on the above

factors, it has been determined that any ACL under ASC 326 for customer receivables would be immaterial, and therefore, no reserve is recorded at December 31, 2020.

**Fixed Assets**
Fixed assets are recorded at cost at $172,791, net of accumulated depreciation totaling $110,000 and are included in Other assets in the accompanying Statement of Financial Condition. Fixed assets consist primarily of computer hardware and furniture, fixtures, and equipment. Depreciation is computed under the straight-line method using estimated useful lives of three to seven years.

**Other Assets**
Included in Other assets is a tax receivable from the U.S. Treasury for the overpayment of withholdings of dividend income by non-resident aliens totaling $82,487. Based on a lack of confidence in its receiving full payment, the Company has determined that an ACL of $40,000 is appropriate at December 31, 2020.

**Income Taxes**
For the year ended December 31, 2020, the Company will file a consolidated federal income tax return and combined state income tax returns with ACH where required.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes, as well as the tax effects of net operating loss and tax credit carryovers. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Only those income tax benefits management believes are more likely than not to be sustained are recognized. Such income tax benefits are measured at the dollar amount management believes is more likely than not to be sustained. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not at least a portion of the deferred tax assets will not be realized.

Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Management's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations, and interpretations thereof as well as other factors.

**Lease Accounting**
The Company determines if an arrangement is or contains a lease at inception. The Company's operating lease arrangements are comprised of real estate facilities and equipment leases. Right of use assets represent the Company's right to use underlying assets for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value

of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments. The present value of the lease payments was determined using a 4.0% incremental borrowing rate.

During the year ended December 31, 2020, no additional leases were entered into, resulting in no additional right of use assets and lease liabilities being recorded during the year.

**Recent Accounting Developments**

In June 2016, the FASB issued ASC 326, whose main objective is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in ASC 326 replace the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Under ASC 326, the Company has the ability to determine that there are no expected credit losses in certain circumstances (i.e. based on collateral arrangements or the credit quality of a counterparty).

The Company identified in-scope assets impacted by the new standard as:
   i.     Cash and Cash segregated under federal and other regulations;
   ii.    Securities borrowed and related rebate receivables;
   iii.   Receivables from brokers, dealers and clearing organizations;
   iv.    Securities failed to deliver;
   v.     Receivables from brokers, dealers, and customer omnibus accounts;
   vi.    Receivables from customers; and
   vii.   Receivables for taxes paid.

Asset classes within the scope of ASC 326 require the below components for disclosure:
   i.     Description of the credit quality indictors considered by management;
   ii.    Description of the method(s) utilized to make estimates;
   iii.   Descriptions of risk characteristics of each asset class;
   iv.    Current conditions affecting management's estimate(s); and
   v.     Whether a reserve has been recorded on a particular asset class as of December 31, 2020.

The Company applied the collateral maintenance practical expedient to its collateral financing arrangements, including Securities borrowed, which are subject to collateral maintenance provisions where the borrower is required to continually adjust the amount of collateral securing the financial assets as a result of changes in the fair value of the collateral. Interest accrued on Securities borrowed is recorded in Securities borrow rebate receivable on the Statement of Financial Condition. When the fair value of the collateral is less than the amortized cost basis of the financial assets, the Company

evaluates whether an allowance for credit losses is necessary for the unsecured amount of the amortized cost basis, limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

ASC 326 specifies that the Company adopt the new guidance prospectively by recording a cumulative-effect adjustment to the opening retained earnings as of the beginning of the period of adoption. Effective January 1, 2020, the Company adopted ASC 326 and accordingly did not recognize a cumulative-effect adjustment on January 1, 2020 based upon evaluations of the expected credit losses of assets recorded.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify, and add certain disclosures under ASC 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. The Company adopted the new standard effective January 1, 2020, has evaluated the impact of adoption, and has determined it had no material impact on the Company's financial statement and accompanying notes.

**NOTE 3 – FAIR VALUE MEASUREMENT**

ASC 820 establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment, as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequently refreshed than those in active markets or by models that use various assumptions derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than those

determined by quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and applicable underlying assumptions. Examples of observable inputs other than quoted prices for the asset or liability are interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The level of input used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis:

Level 1 – Investment and trading securities:  Quoted market prices are used where available.
Level 2 – Investment and trading securities:  Relevant quotes from the appropriate clearing organization.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis on December 31, 2020.

**Assets Measured at Fair Value on a Recurring Basis**
**December 31, 2020**

| ASSETS | Level 1 | Level 2 | Level 3 | Netting & Collateral | Total |
|---|---|---|---|---|---|
| Receivable from brokers, dealers and clearing organizations | $ 954,662 | $ 2,949,642 | $ – | $ – | $ 3,904,304 |

**Liabilities Measured at Fair Value on a Recurring Basis**
**December 31, 2020**

| LIABILITIES | Level 1 | Level 2 | Level 3 | Netting & Collateral | Total |
|---|---|---|---|---|---|
| Payable to brokers, dealers and clearing organizations | $ 895,436 | $ – | $ – | $ – | $ 895,436 |

There were no transfers between Level 1 and Level 2 during the year.

The carrying values of certain financial assets and liabilities that are not carried at fair value on the accompanying Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

**Assets Not Measured at Fair Value on a Recurring Basis**
**December 31, 2020**

| ASSETS | Carrying Value | Level 1 | Level 2 | Level 3 | Total Estimated Fair Value |
|---|---|---|---|---|---|
| Receivable from brokers, dealers and clearing organizations | $ 13,673,664 | $ 13,673,664 | $ – | $ – | $ 13,673,664 |
| Securities borrowed rebate receivables | 1,043,731 | 1,043,731 | | | 1,043,731 |
| | $ 14,717,395 | $ 14,717,395 | $ | $ | $ 14,717,395 |

Under the Company's clearing agreements with the Industrial and Commercial Bank of China ("ICBC"), the Company maintained a minimum required deposit at December 31, 2020 of $50,000 which is included in Receivable from brokers, dealers and clearing organizations in the accompanying Statement of Financial Condition. Currently, ICBC provides custodial services only for certain chilled securities, which are unable to be transferred to the Company's DTC account. The Company self-clears the entirety of its business independently of ICBC.

**Liabilities Not Measured at Fair Value on a Recurring Basis**
**December 31, 2020**

| LIABILITIES | Carrying Value | Level 1 | Level 2 | Level 3 | Total Estimated Fair Value |
|---|---|---|---|---|---|
| Payable to brokers, dealers and clearing organizations | $ 29,783,781 | $ 29,783,781 | $ – | $ – | $ 29,783,781 |
| Securities loaned rebate payables | 719,191 | 719,191 | | | 719,191 |
| | $ 30,502,972 | $ 30,502,972 | $ | $ | $ 30,502,972 |

**NOTE 4 – DEPOSITS WITH CLEARING AND DEPOSITORY ORGANIZATIONS**

Under the Company's clearing agreement with the DTC, the Company is required to maintain a minimum deposit of cash and shares in DTC. At December 31, 2020, the Company owned 86.03624 shares of DTC common stock valued at $2,925,526 and 241.16 shares of $100 par value preferred stock, valued at $24,116. The Company also maintained a cash deposit in the participant fund of $75,126. These amounts are included in Receivable from brokers, dealers and clearing organizations in the accompanying Statement of Financial Condition.

Under the Company's clearing agreement with the NSCC, the Company is required to maintain a clearing fund deposit that equals or exceeds the total clearing fund requirement as computed by NSCC. Total

clearing fund requirements generally vary daily, based on the Company's activities with NSCC. At December 31, 2020, the Company had $10,840,000 on deposit in the NSCC clearing fund. The total NSCC clearing fund requirement at December 31, 2020 was $6,198,251. Due to restrictions on NSCC clearing fund deposits, only the amount of cash exceeding the required minimum balance is available for immediate withdrawal. The NSCC clearing fund deposit is included in Receivable from brokers, dealer and clearing organizations in the accompanying Statement of Financial Condition.

In accordance with the Company's membership agreement with the OCC, the Company is required to maintain a clearing fund deposit that equals or exceeds the total clearing fund requirement as computed by OCC. At December 31, 2020, the Company had $692,519 on deposit in the OCC clearing fund, of which $244,935 was required in cash, and $114,222 in cash deposited at the OCC as margin, with no required balance. These amounts are included in Receivable from brokers, dealers and clearing organizations in the accompanying Statement of Financial Condition.

The Company has assessed its position in accordance with ASC 326 for required deposits with its clearing organizations DTCC, NSCC, and OCC. These deposits are intended to help prevent and mitigate market and counterparty risk and limiting the volume and size of each counterparty's activity. A loss of a portion of the clearing organization deposit would be caused by the failure of a co-member of the clearing organization, where the counterparty's loss would be spread among co-member firms in a pro-rata ratio. It would be impossible to accurately reserve for such an event. Based on the above factors, it has been determined to not make an ACL under ASC 326 for clearing and depository organizations at December 31, 2020.

**NOTE 5 – RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS**

Amounts Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2020, consist of the following:

| | Assets | Liabilities |
|---|---|---|
| Receivable/Payable from/to clearing organizations $ | 15,678,562 $ | 895,482 |
| Receivable/Payable from/to brokers & dealers | 40,735 | 29,735,388 |
| Failed to deliver/Failed to receive | 1,858,671 | 48,347 |
| $ | 17,577,968 $ | 30,679,217 |

**NOTE 6 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS**

Amounts Receivable from and Payable to customers include amounts due or held in cash and margin transactions. Receivables from customers are generally fully secured by securities held in customers' accounts.  The value of securities owned by customers and held as collateral for the receivables is not reflected in the accompanying Statement of Financial Condition.

The Company has assessed its position in accordance with ASC 326 for receivable from customers. Customer receivables are generated through the deployment of margin may include related interest and fees receivable and are secured by customer owned securities. Customer margin is subject to both regulatory and house margin requirements and restrictions. Unsecured receivables are the contractual responsibility of the client, as well as that of the correspondent broker introducing clients to the Company. Should a customer unsecured debit exist for greater than 30 consecutive days, the Company has the right to charge the correspondent broker directly. Customer secured and unsecured receivables are reviewed daily. Correspondents are required to maintain a risk deposit that further supports any customer unsecured balances. Based on the above factors, it has been determined to not record an ACL under ASC 326 for receivables from customers at December 31, 2020.

## NOTE 7 – BANK LOANS

The Company is a party to a broker loan and security agreement with BMO Harris Bank N.A. ("BMO") that provides a revolving, uncommitted, and secured (by cash and/or securities) lending facility with a maximum borrowing amount of $50,000,000. Interest is charged on amounts borrowed overnight at a rate of 1.59% per annum, which is based on Fed Funds overnight rate plus 1.50%. Up to $25,000,000 of these loans are available on an intraday loan basis ("Day Loan"). Day Loans bear interest at a rate of 1.00% per annum. There were no amounts outstanding under this facility at December 31, 2020.

The Company entered into a loan authorization agreement with BMO on October 23, 2019, that provides a revolving, uncommitted, and unsecured credit facility with a maximum borrowing amount of $10,000,000. Interest is charged on amounts borrowed at a rate of 2.59% per annum, based on Fed Funds overnight rate plus 2.5%. A facility fee of 0.50% per annum on unused borrowing capacity is paid quarterly. This facility is solely for the purpose of financing NSCC deposit requirements and customer withdrawals from the reserve account. There were no amounts outstanding under this facility at December 31, 2020.

The Company is a party to a broker loan and security agreement with Texas Capital Bank, N.A. that provides a revolving, uncommitted, and secured (by cash and or securities) lending facility with a maximum borrowing amount of $25,000,000. Interest is charged on amounts borrowed overnight at a rate of 1.40% per annum, which is based on the Fed Funds target rate plus 1.15%. There were no amounts outstanding under this facility at December 31, 2020. This facility has been terminated effective December 31, 2020.

## NOTE 8 – TRANSACTIONS WITH RELATED PARTIES

On January 7, 2020, upon merging with ETCGH, the Company used ACH's capital contribution to prepay to ETCPT $1,560,000, the entirety of its 2-year SLA agreement with ETCPT for back office technologies lasting until December 31, 2021, renewing annually in one-year increments. As of December 31, 2020, the Company has an unamortized prepaid license fee of $780,000, included in Other assets in the accompanying Statement of Financial Condition.

On September 17, 2019, the Company entered into a support services agreement with its affiliate, ACC. Services provided include consultative and support services associated with business operations and process improvements. These fees are charged by ACC monthly, based on actual costs, with certain services charged by the Company back to ACC. Included in the amounts charged by ACC are amounts for the Company's tax liability, which are paid by the Company to ACC, who pays applicable taxing authorities on behalf of the Company. As of December 31, 2020, $1,066,712 was owed to ACC for these services and is included in Accounts payable and accrued liabilities in the accompanying Statement of Financial Condition.

On January 1, 2020, the Company entered into a revolving, uncommitted, and unsecured line of credit with ACH for a maximum borrowing facility of $10,000,000 with a maturity date of December 31, 2021. Interest accrues at a rate of 10% per annum, payable in arrears on demand or on the maturity date. There were no amounts outstanding under this facility on December 31, 2020.

On March 20, 2020, the Company entered into a revolving, uncommitted, and unsecured line of credit with ACC, for a maximum borrowing facility of $10,000,000 with a maturity date of December 31, 2021. Interest accrues at a rate of 10% per annum and is payable in arrears upon demand or on the maturity date. There were no amounts outstanding under this facility on December 31, 2020.

In the ordinary course of business, the Company conducts securities borrowing and lending transactions with ACC. Included in Securities borrowed is $97,725,800 of open transactions with ACC and included in Securities loaned is $16,470,000 of open balances with ACC as of December 31, 2020 in the accompanying Statement of Financial Condition.

**NOTE 9 – COLLATERALIZED TRANSACTIONS**

The Company enters into securities borrowed and securities loaned transactions to, among other things acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs, and to finance the overall operations of the Company. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master securities lending, netting and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. These collateral agreements also provide a mechanism for an efficient and orderly closeout of transactions. The Company's policy is generally to take possession of securities borrowed and for securities loaned to receive cash as collateral. The Company monitors the fair value of the underlying securities borrowed or loaned as compared with the related receivable or payable, and as necessary, requests additional collateral as provided under the applicable agreements to ensure such transactions are adequately collateralized. Based on the above factors, it has been determined to not record an ACL under ASC 326 for collateralized transactions at December 31, 2020.

Under applicable accounting guidance, there were no balances netted under securities borrowed and securities loaned in the accompanying Statement of Financial Condition. All securities borrowed and securities loaned transactions were executed on an overnight or open basis, which allows for the collateral to be returned, as deemed necessary.

The following table presents information about the potential effect of rights of setoff associated with the Company's recognized assets and liabilities as of December 31, 2020:

| | Gross amounts of recognized assets | Gross amounts offset on the Statement of financial condition | Net amounts of assets presented on the Statement of financial condition | Gross amounts not offset on the Statement of financial condition | | Net amount |
| | | | | Financial instruments | Collateral received | |
|---|---|---|---|---|---|---|
| Securities borrowed | $ 148,021,691 | $ - | $ 148,021,691 | $ - | $ (30,404,400) | $ 117,617,291 |

Note: All Securities borrowed are included in Securities borrowed on the Statement of Financial Condition.
Collateral received represents securities loaned to the same counterparty.

| | Gross amounts of recognized liabilities | Gross amounts offset on the Statement of financial condition | Net amounts of liabilities presented on the Statement of financial condition | Gross amounts not offset on the Statement of financial condition | | Net amount |
| | | | | Financial instruments | Collateral pledged | |
|---|---|---|---|---|---|---|
| Securities loaned | $ 101,842,600 | $ - | $ 101,842,600 | $ - | $ (8,849,691) | $ 92,992,909 |

Note: All Securities loaned are included in Securities loaned on the Statement of Financial Condition.
Collateral pledged represents securities borrowed from the same counterparty.

**NOTE 10 – CREDIT RISK**

In the normal course of business, the Company executes and settles securities activities with customers, brokers, dealers, and affiliates. These securities transactions are completed on a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties. The Company's exposure to credit risk associated with the nonperformance of these

counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted in volatile trading markets which may impair the ability of the counterparties to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its customers that is collateralized by cash and securities in the customer accounts and is subject to various regulatory and internal margin guidelines. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control risks associated with its customer activities by requiring them to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors the required margin levels daily, and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

In connection with securities financing activities, the Company enters into securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

**NOTE 11 – INDEMNIFICATION**

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

**NOTE 12 – LEASE OBLIGATIONS**

The Company operates from leased office space in Los Angeles and New York. On November 2, 2015, the Company amended the Los Angeles lease to rent additional space with an annual increase in lease payments of 3% per year. The lease is scheduled to expire on December 31, 2023. The New York office space is sub-leased from ACC on a month-to-month basis and the Los Angeles lease has no provisions for extending the term.

The Company evaluated the effect of ASU Topic 842 and determined there is no material effect on stockholder's equity and related disclosures or on net capital when the ASU is read in conjunction with the SEC's no action letter on this topic.

The Company has entered into various software and service leases that result in non-cancelable obligations for various periods of time in its normal course of operations of $604,108.

As of December 31, 2020, maturities of the outstanding operating lease liabilities are as follows:

| Year Ending | Equipment | | Facilities | | Totals | |
|---|---|---|---|---|---|---|
| December 31, 2021 | $ | 17,301 | $ | 658,763 | $ | 676,064 |
| December 31, 2022 | | - | | 679,228 | | 679,228 |
| December 31, 2023 | | - | | 345,128 | | 345,128 |
| Total operating leases | | 17,301 | | 1,683,119 | | 1,700,420 |
| Less discount | | (185) | | (84,926) | | (85,111) |
| Net lease liability | $ | 17,116 | $ | 1,598,193 | $ | 1,615,309 |

During 2020, the Company paid for amounts included in the measurement of the operating lease liability of $653,648.

The Company's outstanding operating lease liabilities have a weighted average discount rate of 4% per annum and the weighted average lease term is approximately 23 months.

**NOTE 13 – STOCKHOLDER'S EQUITY**

The Company is authorized to issue 5,000,000 shares of common stock, at a par value of $0.001 per share. As of December 31, 2020, ACH was the owner of 100% (4,917,735 shares) of the issued common stock of the Company. During 2020, the Company received a capital contribution of $1,560,000 from ACH.

**NOTE 14 – INCOME TAXES**

The Company's taxable income or loss is included in the consolidated tax returns filed by ACH. In the consolidated tax returns, the Company's taxable income or loss is added to ACH's taxable income or loss in arriving at the consolidated taxable income or loss. If the current year consolidation results in taxable income, then such income may be further offset by carryforward losses in the consolidated returns, subject to Internal Revenue Code section 382 ("IRC 382"), which limits net income that can be offset by net operating losses ("NOL") after an ownership change. Pursuant to a tax sharing agreement with ACH, any utilization by ACH of the Company's tax losses, including any carryovers thereof, will either reduce the current tax liability or be remitted to the Company.

The Company, in its ordinary course of business, pays all taxes involving its consolidated tax returns with ACH through its affiliate ACC.

As of December 31, 2020, taxes receivable of $524,780 are included net with other intercompany activity associated with ACC. This amount is included in Accounts payable and accrued liabilities in the accompanying Statement of Financial Condition. The net deferred tax asset of $4,035,670 is included in Other assets in the accompanying Statement of Financial Condition.

The Company has evaluated the ability of ACH to utilize these NOL carryforwards and, as such, has recorded a valuation allowance of $315,422 on a portion of the NOL recorded at December 31, 2020. As of December 31, 2020, all tax years after 2016 remain open for tax authority examinations. The Company has not received any notices of examination from any tax authorities for any of the open tax years.

**NOTE 15 – NET CAPITAL REQUIREMENTS**

The Company is a registered broker-dealer, subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2020, the Company had net capital of $38,018,449 of which $36,827,041 was in excess of its required minimum net capital of $1,191,408.

**NOTE 16 – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS**

As a registered broker-dealer, the Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. Rule 15c3-3 requires the deposit of cash and/or qualified securities, as defined, in special reserve accounts for the exclusive benefit of customers. At December 31, 2020, cash totaling $152,012,460 has been segregated in special reserve bank accounts for the exclusive benefit of both customers and PABs under Rule 15c3-3.

As of January 4, 2021, the Company made a computation related to the reserve requirement for customers under Rule 15c3-3 and was required to maintain a balance of $121,412,515 in the special reserve accounts. The Company had segregated cash in demand accounts with a value of $126,742,397 as of December 31, 2020. On January 4, 2021, the Company made a cash withdrawal of $325,000 from these accounts for a total remaining cash balance of $126,417,397.

As of January 4, 2021, the Company made a computation related to the reserve requirement for PABs and was required to maintain a balance of $23,904,046 in the special reserve accounts. The Company had segregated cash in demand accounts with a value of $25,270,063 as of December 31, 2020. On January 4, 2021, the Company made a cash deposit of $625,000 into these accounts for a total remaining cash balance of $25,895,063.

**NOTE 17 - CONTINGENCIES**

**OCC Membership Guarantee**
The OCC is a mutual company, where members agree to fund another member's deficit if that member's clearing fund has been extinguished. The OCC has not had a significant issue with a member's deficit. The Company, therefore, cannot estimate any guarantee obligation associated with its OCC membership. Further, management believes the exposure to be remote and therefore, the Company does not take a

reduction to regulatory Net Capital for this guarantee, nor has a reserve been established in the accompanying Statement of Financial Condition.

**Other Membership Guarantees**

The Company is a member of numerous exchanges and clearing organizations. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearing organization, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearing organizations often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the accompanying Statement of Financial Condition for these arrangements.

**FINRA Inquiry**

In 2019, FINRA, as well as certain exchanges, requested documentation and information regarding order routing and trading activities of two clients of the Company during 2017 through 2019. The Company terminated its relationship with these clients regarding the activities in question in 2019. FINRA and certain exchanges have also requested documentation and information regarding certain erroneous orders of clients as well as the Company's risk system controls relating to order entries. The Company is cooperating with the regulatory authorities with respect to the ongoing inquiries. Any future action, developments or outcomes cannot be determined at this time.

**Other Inquiries**

From time to time, the Company may become involved in various claims and regulatory inquiries or examinations in the ordinary course of conducting its business. The Company is not aware of any contingencies relating to such matters that would require accrual or disclosure in the accompanying financial statement at December 31, 2020.

**NOTE 18 – EMPLOYEE BENEFIT PLANS**

Effective January 1, 2020, the Company's employees became eligible to participate in ACC's defined contribution 401(k) employee benefit plan (the "Plan") that covers substantially all employees. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements.

## NOTE 19 – PLEDGED ASSETS

At December 31, 2020, the approximate fair values of collateral received which may be sold or repledged by the Company were:

| | | |
|---|---|---|
| **Sources of collateral** | | |
| Securities received in securities borrowed vs. cash transactions | $ | 143,985,379 |
| Total | $ | 143,985,379 |
| **Uses of collateral** | | |
| Securities lent in securities loaned vs. cash transactions | $ | 100,428,322 |
| Total | $ | 100,428,322 |

## NOTE 20 – NOVEL CORONAVIRUS ("COVID-19")

The effects of the outbreak of COVID-19 have impacted and continue to impact the global economy and global financial markets. This impact could affect the Company's business and results of operations. The Company has taken precautions to protect the safety and well-being of its employees and customers. The Company is continuously monitoring circumstances surrounding COVID-19, as well as economic and market conditions, to determine potential effects on its clients, employees, and operations.

In March 2020, the Company successfully implemented a work from home policy during the pandemic, enabling all employees to work remotely across all functions without any significant disruptions to the business or control processes. The Company sees no impending changes in the near future to such policy or to its ability to continue to maintain its operations.

## NOTE 21 – SUBSEQUENT EVENTS

The Company evaluates subsequent events through the date on which the financial statement was issued. Other than the below items, there have been no material subsequent events that occurred during this period that could require an adjustment to this financial statement.

On February 22, 2021, ACH has agreed to merge with Northern Star Investment Corp, listed on the New York Stock Exchange ("NYSE") as NSTB, with the combined entity, ACH, to list on the NYSE as APX. The transaction is expected to close in the second quarter of 2021 subject to, among other customary conditions, pending regulatory and stockholder approval and other standard closing requirements.

On February 25, 2021, the Company received a $25 million additional capital contribution from ACH to support the expected growth in the business.